UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Wag! Group Co.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

93042P109

(CUSIP Number)

August 9, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93042P109
1.	Names of Reporting Persons SherpaVentures Fund II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 5,348,634 shares (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 5,348,634 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348,634 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by SherpaVentures Fund II, LP (“ACME Fund II ”), SherpaVentures Fund II GP, LLC (“ACME II GP”), and Scott Stanford (“Stanford” and, with ACME Fund II and ACME II GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Shares are held directly by ACME Fund II. ACME II GP is the general partner of ACME Fund II. Stanford, as the Managing Member of ACME II GP, shares voting and investment authority over these shares.
(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 93042P109
1.	Names of Reporting Persons SherpaVentures Fund II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 5,348,634 shares (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 5,348,634 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348,634 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.1% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 5,348,634 shares held directly by ACME Fund II. ACME II GP is the general partner of ACME Fund II. Stanford, as the Managing Member of ACME II GP, shares voting and investment authority over these shares.
(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

CUSIP No. 93042P109
1.	Names of Reporting Persons Scott Stanford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 5,348,634 shares (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 5,348,634 shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348,634 shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.1% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 5,348,634 shares held directly by ACME Fund II. ACME GP II is the general partner of ACME Fund II. Stanford, as the Managing Member of ACME II GP, shares voting and investment authority over these shares.
(3)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

Item 1.
(a)	Name of Issuer Wag! Group Co.
(b)	Address of Issuer’s Principal Executive Offices 55 Francisco Street, Suite 360 San Francisco, CA 94133

Item 2.
(a)	Name of Person Filing SherpaVentures Fund II, LP (“ACME Fund II ”) SherpaVentures Fund II GP, LLC (“ACME II GP”) Scott Stanford (“Stanford”)
(b)	Address of Principal Business Office or, if none, Residence c/o ACME, LLC 505 Howard Street, Suite 201 San Francisco, CA 94105
(c)	Citizenship

Entities:	ACME Fund II	-	Delaware
	ACME II GP	-	Delaware

Individuals:	Stanford	-	United States of America

(d) Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
(e) CUSIP Number 93042P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of August 19, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
ACME Fund II (1)	5,348,634		5,348,634		5,348,634	5,348,634	14.1%
ACME II GP (1)			5,348,634		5,348,634	5,348,634	14.1%
Stanford (1)			5,348,634		5,348,634	5,348,634	14.1%

(1)	Includes 5,348,634 shares held directly by ACME Fund II. ACME GP II is the general partner of ACME Fund II. Stanford, as the Managing Member of ACME II GP, shares voting and investment authority over these shares.

(2)	This calculation is based on 37,923,530 shares of Common Stock outstanding as of August 9, 2022, as reported in the Issuer’s Current Report on Form 8-K filed on August 15, 2022 with the SEC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2022

SherpaVentures Fund II, LP

By:	SherpaVentures Fund II GP, LLC
its	General Partner

By:	/s/ Scott Stanford
Name: Scott Stanford
Title: Managing Member

SherpaVentures Fund II GP, LLC

By:	/s/ Scott Stanford
Name: Scott Stanford
Title: Managing Member

/s/ Scott Stanford
Scott Stanford

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

8